August 10, 2006

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Mail Stop 6010

United States Securities and Exchange Commission

100 First Street N. E.

Washington, D.C. 20549

Re:	UnumProvident Corporation

Form 10-K for the fiscal year ended December 31, 2005

Filed March 3, 2006

File Number 001-11294

Dear Mr. Rosenberg:

In response to your letter dated April 28, 2006 and our subsequent follow-up discussion with Ms. Keira Ino on July 31, 2006, we are providing the following additional information for your review and consideration. The text for Item 7 as follows is an excerpt from our initial May 24 response to you, with the requested additional disclosure marked to facilitate your analysis. We have provided an updated response to your initial Note 15 comment to include additional rationale for our disclosure position and to also provide language for a proposed disclosure to be included in our Note 15. As previously communicated to you in our May 24 response, we propose to provide the reserve disclosures in future filings beginning with our Form 10-K for the year ended December 31, 2006. If our Note 15 disclosure is acceptable as presented, we will incorporate that disclosure in our third quarter of 2006 Form 10-Q filing.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies; Page 40

Key Assumptions

The calculation of policy and claim reserves involves numerous assumptions, but the primary assumptions used to calculate reserves are (1) the discount rate, (2) the claim resolution rate, and (3) the claim incidence rate for policy reserves and IBNR claim reserves. Of these assumptions, our discount rate and claim resolution rate assumptions have historically had the most significant effects on our level of reserves because many of our product lines provide benefit payments over an extended period of time.

(1) The discount rate, which is used in calculating both policy reserves and incurred and IBNR claim reserves, is the interest rate that we use to discount future claim payments to determine the present value. A higher discount rate produces a lower reserve. If the discount rate is higher than our future investment returns, our invested assets will not earn enough investment income to support our future claim payments. In this case, the reserves may eventually be insufficient. We set our assumptions based on our current and expected future investment yield of the assets supporting the reserves, considering current and expected future market conditions. If the investment yield on new investments that are purchased is below or above the investment yield of the existing investment portfolio, it is likely that the discount rate assumption on new claims will be established below or above the discount rate assumption on existing claims to reflect the new investment yield.

(2) The claim resolution rate, used for both policy reserves and incurred and IBNR claim reserves, is the rate of probability that a disability claim will close due to recovery or death of the insured. It is important because it is used to estimate how long benefits will be paid for a claim. Estimated resolution rates that are set too high will result in reserves that are lower than they need to be to pay the claim benefits over time. Claim resolution assumptions involve many factors, including the cause of disability, the policyholder’s age, the type of contractual benefits provided, and the time since initially becoming disabled. We use our own claim experience to develop our claim resolution assumptions. These assumptions are established separately for the probability of death and the probability of recovery from disability. Our studies review actual claim resolution experience over a number of years, with more weight placed on our experience in the more recent years. We also consider any expected future changes in claim resolution experience.

(3) The incidence rate, used for policy reserves and IBNR claim reserves, is the rate at which new claims are submitted to us. The incidence rate is affected by many factors including the age of the insured, the insured’s occupation or industry, the benefit plan design, and certain external factors such as consumer confidence and levels of unemployment. We establish our incidence assumption using a historical review of actual incidence results along with an outlook of future incidence expectations.

Establishing reserve assumptions is complex and involves many factors. Reserves, particularly for policies offering insurance coverage for long-term disabilities, are dependent on numerous assumptions other than just those presented in the preceding discussion. The impact of internal and external events, such as changes in claims management procedures, economic trends such as the rate of unemployment and the level of consumer confidence, the emergence of new diseases, new trends and developments in medical treatments, and legal trends and legislative changes, among other factors, will influence claim incidence and resolution rates. Reserve assumptions differ by product line and by policy type within a product line. Additionally, in any period and over time, our actual experience may have a positive or negative variance from our long-term assumptions, either singularly or collectively, and these variances may offset each other. We test the overall adequacy of our reserves using all assumptions and with a long-term view of our expected experience over the life of a block of business rather than test just one or a few assumptions independently that may be aberrant over a short period of time. Therefore it is not possible to bifurcate the assumptions to evaluate the sensitivity of a change in each assumption, but rather in the aggregate by product line. We have presented in the following section an overview of our trend analysis for key assumptions and the results of variability in our assumptions, in aggregate, for the reserves which we believe are reasonably possible to have a material impact on our future financial results if actual claims yield a materially different amount than what we currently expect and have reserved for, either favorable or unfavorable.

Trends in Key Assumptions

Because our actual experience regarding persistency and claim incidence has varied very little from our policy reserve and IBNR claim reserve assumptions, we have had minimal adjustments to our persistency assumptions and claim incidence assumptions during 2004 and 2005. Generally, we do not expect our mortality and morbidity claim incidence trends or our persistency trends to change significantly in the short-term, and to the extent that these trends do change, we expect those changes to be gradual over a longer period of time.

Actual interest rates and the assumptions we use to discount our reserves have generally trended downward for all segments and product lines during 2004 and 2005. Reserve discount rate assumptions for new policies and new claims have been adjusted to reflect our current and expected net investment returns. Changes in our discount rate assumptions tend to occur gradually over a longer period of time because of the long duration investment portfolio needed to support the reserves for the majority of our lines of business.

The mortality rate experience and the retirement rate experience for our block of group pension products have both remained stable and consistent with expectations.

Claim resolution rates have a greater chance of significant variability in a shorter period of time than our other reserve assumptions. These rates are reviewed on a quarterly basis for the death and recovery components separately. Claim resolution rates in our U.S. Brokerage segment group and individual long-term income protection product lines and our Individual Income Protection – Closed Block segment have over the last several years exhibited some variability, with actual quarterly rates during 2004 and 2005 varying by +/- 6.0 percent of the resolution rate we expect to experience over the life of the block of business. Claim resolution rates are very sensitive to operational and environmental changes and can be volatile over short periods of time. We consider the recent variability in our claim resolution rate experience to be primarily the result of a temporary reduction in the operating effectiveness of our U.S. Brokerage claims management performance. It is reasonably likely that this variability will continue throughout 2006 and into 2007, after which we believe that the actual rates will more align with our expected rates. Our claim resolution rate assumption used in determining reserves is our expectation of the resolution rate we will experience over the life of the block of business and will vary from actual experience in any one period.

We monitor and test our reserves for adequacy relative to all of our assumptions in the aggregate. In our estimation, scenarios based on reasonably possible variations in each of our reserve assumptions, when modeled together in aggregate, could produce a potential result, either positive or negative, in our U.S. Brokerage group long-term income protection line of business that would change our reserve balance by +/- 2.5 percent. Using our actual claim reserve balance at December 31, 2005, this variation would have resulted in an approximate change (either positive or negative) of $180 million to our claim reserves. Using the same sensitivity analysis approach for our Individual Income Protection – Closed Block segment, the claim reserve balance could potentially vary by +/- 2.0 percent of our reported balance, which at December 31, 2005, would have resulted in an approximate change of $200 million positive or negative. The major contributor to the variance for both the group long-term income protection line of business and the Individual Income Protection – Closed Block segment is the claim resolution rate. We believe that these ranges provide a reasonable estimate of the possible changes in reserve balances for those product lines where we believe it is possible that variability in the assumptions, in aggregate, could result in a material impact on our reserve levels, but we record our reserves based on our long-term best estimate. Because these product lines have long-term claim payout periods, there is a greater potential for significant variability in claim costs, either positive or negative.

Notes to Consolidated Financial Statements, page 108

Note 15 – Commitments and Contingent Liabilities, page 150

As we stated in our May 24, 2006 response, the matters discussed in Note 15 are categorized as either “reasonably possible” or “remote” under the guidelines of SFAS 5 and thus do not meet the condition in paragraph 8(a) for loss accrual. In addition, the matters do not meet the condition in paragraph 8(b). We currently state in our contingency footnote disclosures that the amount of loss, if any, cannot be reasonably estimated.

Since historically the demands of plaintiffs have been far in excess of amounts awarded or payments we have made in settlement of suits of the nature discussed, we believe it would be inappropriate and misleading to the investing public to include such amounts. To further explain this to readers of our financial statement footnotes, we propose the following additional disclosure be added at the beginning of our Note 15.

We are a defendant in a large number of litigation matters. In some of these matters, no specified amount is sought. In others, very large or indeterminate amounts, including punitive and treble damages, are asserted. There is a wide variation of pleading practice permitted in the United States courts with respect to requests for monetary damages, including some courts in which no specified amount is required and others which allow the plaintiff to state only that the amount sought is sufficient to invoke the jurisdiction of that court. Further, some jurisdictions permit plaintiffs to allege damages well in excess of reasonably possible verdicts. Based on our extensive experience and that of others in the industry with respect to litigating or resolving claims through settlement over an extended period of time, we believe that the monetary damages asserted in a lawsuit or claim bear little relation to the merits of the case, or the likely disposition value. Therefore, the specific monetary relief sought is not stated.

Acknowledgement:

As initially requested in your April 28 letter, we acknowledge the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your willingness to confer with us via telephone on these two comments so that we could expedite this process. If you have any further questions or wish to discuss, please contact me at 423-294-1373.

Sincerely,

/s/ Vicki Corbett

Vicki Corbett

Vice President and Controller

CC:	Keira Ino

Division of Corporation Finance

United States Securities and Exchange Commission

Lisa Vanjoske

Division of Corporation Finance

United States Securities and Exchange Commission